THE FORSYTHE GROUP

6038 ROSE VALLEY DRIVE

CHARLOTTE, NORTH CAROLINA  28210

November 7, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Attn:  Janice McGuirk

Re:

The Forsythe Group – File No.:  333-131882

[BJ&H File No. 3446.01]

Dear Ms. McGuirk:

The Forsythe Group, as Registrant, hereby requests acceleration of the effective date of the referenced Registration Statement.

The disclosure in the Registration Statement is the responsibility of The Forsythe Group.  The Forsythe Group represents to the Securities and Exchange Commission ("SEC") that should the SEC or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and The Forsythe Group represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Forsythe Group further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, declaring the filing effective does not relieve The Forsythe Group from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

The Registrant further requests that an Order be issued pursuant to Section 8(a) of the Securities Act of 1933 declaring the Registration Statement effective Wednesday, November 8, or as soon thereafter as is practicable.

Sincerely,

THE FORSYTHE GROUP

By:  /s/__J. Stephen Chandler_

J. Stephen Chandler

President

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